Exhibit 99.3

ALPS LIFE SCIENCES INC

Consolidated Statement of Financial Position as at 30 September 2025

(Unaudited)

		As at September 30, 2025	As at September 30, 2024
		(Unaudited)	(Unaudited)
	Note	USD	USD

ASSETS
Non-Current Assets
Property, plant and equipment	5	2,268,861	2,783,326
Right-of-use assets	6	751,398	705,367
Intangible assets	7	679,785	935,826
Other investments	8	6,590,708	-
Investment in associates	9	23,730	1,762,570

Total Non-Current Assets		10,314,482	6,187,089

Current Assets
Inventories	10	550,277	553,248
Trade receivables	11	572,775	341,356
Other receivables, deposits and prepayments	12	463,325	309,308
Amount due from associates	13	111	-
Tax recoverable		275,833	168,892
Cash and bank balances		408,607	525,204

Total Current Assets		2,270,928	1,898,008

Total Assets		12,585,410	8,085,097

EQUITY AND LIABILITIES
Capital and Reserves
Share capital	14	580	13,531,607
Merger reserves/(deficit)	15	10,463,980	(3,067,047)
Accumulated losses		(12,463,510)	(9,822,608)
Fair value reserve	16	4,789,639	-
Foreign translation reserve	17	(156,458)	(107,363)

Equity Attributable to the Owners of the Company		2,634,231	534,589
Non-controlling interests		(269,897)	(207,280)

Total Equity		2,364,334	327,309

Non-Current Liabilities
Lease liabilities	19	333,604	663,011
Deferred tax liabilities	20	24,367	-

Total Non-Current Liabilities		357,971	663,011

Current Liabilities
Trade payables	21	415,995	470,553
Other payables and accruals	22	1,452,222	1,076,723
Amount due to associates	13	324,399	155,595
Amount due to directors	13	7,090,060	5,201,137
Hire purchase liabilities	18	-	3,098
Lease liabilities	19	445,627	145,435
Tax liabilities		134,802	42,236

Total Current Liabilities		9,863,105	7,094,777

Total Liabilities		10,221,076	7,757,788

Total Equity and Liabilities		12,585,410	8,085,097

The accompanying notes are an integral part of these unaudited consolidated financial statements

1

ALPS LIFE SCIENCES INC

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Six Months ended 30 September 2025

(Unaudited)

		Six months ended September 30, 2025	Six months ended September 30, 2024
		(Unaudited)	(Unaudited)
	Note	USD	USD

Revenue	23	2,199,845	1,829,681
Cost of sales		(1,668,192)	(905,382)

Gross profit		531,653	924,299
Other operating income		2,732	20,468
Distribution expenses		(55,367)	(174,794)
Administrative expenses		(1,176,879)	(1,486,992)
Other operating expenses		(564,608)	(507,856)
Share of result of associates		19,418	33,456

Loss from operations		(1,243,051)	(1,191,419)
Finance costs	24	(28,623)	(17,141)

Loss before tax	25	(1,271,674)	(1,208,560)
Income tax expense	26	(69,140)	(53,471)

Loss for the financial period		(1,340,814)	(1,262,031)

Other comprehensive income, net of income tax
Foreign currency translation		31,423	138,348
Unrealised gain from change in fair value of other investment		4,789,639	-

Total comprehensive gain/(loss) for the financial period		3,480,248	(1,123,683)

Loss for the financial period attributable to:
Owners of the Company		(1,298,273)	(1,170,942)
Non-controlling interests		(42,541)	(91,089)

		(1,340,814)	(1,262,031)

Total comprehensive loss for the financial period attributable to:
Owners of the Company		3,522,789	(1,032,594)
Non-controlling interests		(42,541)	(91,089)

		3,480,248	(1,123,683)

Loss per ordinary share attributable to owners of the Company:
Basic/Diluted		(0.02)	(0.02)

The accompanying notes are an integral part of these unaudited consolidated financial statements

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ALPS LIFE SCIENCES INC

Consolidated Statements of Changes in Equity

For the Six Months ended 30 September 2025

(Unaudited)

	Share capital	Share application money	Non-distributable reserve - Merger (deficit)/ reserves	Non-distributable reserve - Foreign translation reserve	Non-distributable reserve - Fair value reserve	Distributable reserve - Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity / (Capital deficiencies)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	USD	USD	USD	USD	USD	USD	USD	USD	USD

As at 1 April 2024	13,531,607	-	(3,067,047)	(245,711)	-	(8,651,666)	1,567,183	(116,191)	1,450,992

Loss for the financial period	-	-	-	-	-	(1,170,942)	(1,170,942)	(91,089)	(1,262,031)
Other comprehensive income	-	-	-	138,348	-	-	138,348	-	138,348

Total comprehensive loss for the financial period	-	-	-	138,348	-	(1,170,942)	(1,032,594)	(91,089)	(1,123,683)

As at 30 September 2024	13,531,607	-	(3,067,047)	(107,363)	-	(9,822,608)	534,589	(207,280)	327,309

As at 1 April 2025	580	-	10,463,980	(187,881)	-	(11,165,239)	(888,560)	(227,356)	(1,115,916)

Loss for the financial period	-	-	-	-		(1,298,273)	(1,298,273)	(42,541)	(1,340,814)
Other comprehensive income	-	-	-	31,423	4,789,639	-	4,821,062	-	4,821,062

Total comprehensive loss for the financial period	-	-	-	31,423	4,789,639	(1,298,273)	3,522,789	(42,541)	3,480,248

As at 30 September 2025	580	-	10,463,980	(156,458)	4,789,639	(12,463,510)	2,634,231	(269,897)	2,364,334

The accompanying notes are an integral part of these unaudited consolidated financial statements

3

ALPS LIFE SCIENCES INC

Consolidated Statement of Cash Flows

For the Six Months ended 30 September 2025

(Unaudited)

	Six months ended September 30, 2025	Six months ended September 30, 2024
	(Unaudited)	(Unaudited)
	USD	USD

CASH FLOWS USED IN OPERATING ACTIVITIES
Loss before tax	(1,271,672)	(1,208,560)
Adjustments for:
Amortisation of intangible assets	84,965	24,668
Amortisation of right-of-use assets	255,607	232,510
Depreciation of property, plant and equipment	245,603	250,522
Interest expenses	28,623	17,141
Share of results of associates	(19,418)	(33,455)

Operating loss before changes in working capital	(676,292)	(717,174)

Changes in working capital:
(Decrease)/Increase in:
Inventories	5,938	(132,418)
Trade receivables	(527,247)	(250,317)
Other receivables, deposits and prepayments	(168,310)	(38,959)

Increase/(Decrease) in:
Trade payables	94,645	262,930
Advance from customers	-	151,781
Other payables and accruals	518,933	(19,703)

Cash Used In Operations	(752,333)	(743,860)
Tax paid	(23,848)	12,207

Net Cash Used In Operating Activities	(776,181)	(731,653)

CASH FLOWS USED IN INVESTING ACTIVITIES
Acquisition of associates	-	2,404
Advances to associates	(2,439)	-
Purchase of property, plant and equipment	(16,226)	(72,659)

Net Cash Used In Investing Activities	(18,665)	(70,255)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from directors	1,117,803	1,034,805
Interest paid	(28,623)	(17,141)
Repayment of hire purchase liabilities	-	(5,110)
Repayment of lease liabilities	(182,644)	(154,424)

Net Cash From Financing Activities	906,536	858,130

NET INCREASE IN CASH AND CASH EQUIVALENTS	111,690	56,222
Effect of exchange differences	(22,015)	8,515
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL PERIOD	318,932	460,467

CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL PERIOD	408,607	525,204

The accompanying notes are an integral part of these unaudited consolidated financial statements

4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2025

1. Corporate Information

Business Description

Alps Life Sciences Inc (the “Company”) is a private limited liability company incorporated and domiciled in Cayman Islands. The registered office of the Company is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The Company is principally engaged in the business of investment holding.

The subsidiaries are involving in the business of research and development (including stem cell) in all kinds of biotechnology related business, invest and manage business such as health and beauty centre, medical centre as well as acting as an investment holding company as disclosed in Note 31.

These unaudited consolidated financial statements comprise the results of the Group.

2. Basis of Presentation

Statement of Compliance

The financial statements of the Group have been prepared in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Adoption of amendments to IAS and IFRS

During the financial period, the Company adopted the following applicable amendments to IAS issued by IASB:

Amendments to IAS 21	Lack of Exchangeability

The adoption of the amendment to standards did not have any significant impact on the financial statements of the Group.

New IFRS and amendments to IAS and IFRSs issued but not yet effective

The Company has not applied the following new IFRS and amendments to IAS and IFRS that have been issued by the IASB but are not yet effective for the Group.

Effective dates for financial periods beginning on or after

Revised IFRS Practice Statement 1	Management Commentary	23 June 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	1 January 2026
Amendments to IFRS 10, IFRS 9, IFRS 1, IAS 7, IFRS 7	Annual Improvements to IFRS Accounting Standards - Volume 11	1 January 2026
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027
Amendments to IFRS 10 and IAS 28	Sales or Contribution of between an Investor and its Associate or Joint Venture	Deferred until further notice

The directors anticipate that the abovementioned new IFRS and amendments to IAS and IFRS will be adopted in the annual financial statements of the Group when they become effective.

The initial application of the above-mentioned new IFRS and amendments to IAS and IFRS are not expected to have any significant impacts on the financial statements of the Company except as disclosed below.

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2. Basis of Presentation (Cont’d)

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements. It preserves the majority requirements of IAS 1 while introducing additional requirements. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements of IAS 1 have been moved to IAS 8 Basis of Preparation of Financial Statements.

IFRS 18 additional requirements are as follows:

(i)	Statement of Profit or Loss and Other Comprehensive Income

IFRS 18 introduces newly defined “operating profit or loss” and “profit or loss before financing and income tax” subtotal which are to be presented in the statement of profit or loss, while the net profit or loss remains unchanged. Statement of profit or loss to be presented in five categories: operating, investing, financing, income taxes and discontinued operations.

(ii)	Statement of Cash Flows

The standard modifies the starting point for calculating cash flows from operations using the indirect method, shifting from “profit or loss” to “operating profit or loss”. It also provides guidance on classification of interest and dividend in statement of cash flows.

(iii)	New disclosures of expenses by nature

Entities are required to present expenses in the operating category by nature, function or a mix of both. IFRS 18 includes guidance for entities to assess and determine which approach is most appropriate based on the facts and circumstances.

(iv)	Management-defined Performance Measures (MPMs)

The standard requires disclosure of explanations of the entity’s company-specific measures that are related to the statement of profit or loss, referred to MPMs. MPMs are required to be reconciled to the most similar specified subtotal in IFRS Accounting Standards.

(v)	Enhanced Guidance on Aggregation and Disaggregation

IFRS 18 provides enhanced guidance on grouping items based on shared characteristics and requires disaggregation when items have dissimilar characteristics or when such disaggregation is material.

The potential impact of the new standard on the financial statements of the Group has yet to be assessed.

3. Material Accounting Policy Information

Basis of accounting

The financial statements of the Group have been prepared under the historical cost unless otherwise indicated in the accounting policy information below.

Functional and presentation currency

The functional currency of the Group is Ringgit Malaysia (“RM”). The consolidated financial statements are presented in United States Dollar (“USD”), which is the presentation currency of the Group. All financial information is presented in USD.

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3. Material Accounting Policy Information (Cont’d)

Basis of consolidation

The Group adopts the merger method of accounting for all its subsidiaries.

A business combination involving entities under common control is a business combination in which all the combining subsidiary companies are ultimately controlled by the same party and parties both before and after the business combination, and that control is not transitory. Under the merger method of accounting, the results of subsidiary companies are presented as if the business combination had been affected throughout the current and previous financial years. The assets and liabilities combine are accounted for based on the carrying amounts from the perspective of the common control shareholder at the date of transfer. On consolidation, the difference between the carrying value of the investment in subsidiary companies and the share capital of the Group’s subsidiary companies is taken to merger reserve.

Non-controlling interests

At the acquisition date, components of non-controlling interests of the Group are measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable assets.

Investment in subsidiary companies

In the Group’s separate financial statements, investment in subsidiary companies is stated at cost less accumulated impairment losses.

Investment in associates

Investment in associates is accounted for in the consolidated financial statements of the Group using the equity method.

Revenue

Revenue is recognised at a point in time when they transfer control over a product or service to a customer and satisfy their performance obligation to a customer. Where applicable, rebates and discounts to customers are accounted as net of revenue according to contract. The revenue is recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Group recognises revenue from the following major sources:

(a)	Cellular therapy

Cellular therapy uses living cells to treat diseases by repairing damaged tissues, replacing lost cells, or boosting the body’s ability to fight illness.

Revenue is recognised at a point in time when the services have been rendered to the customers and coincide with the delivery of services and acceptance by customers.

(b)	Medical testing, laboratory and aesthetics beauty services

Medical testing, laboratory, and aesthetics beauty services cover a variety of procedures for health assessment and cosmetic enhancement.

Included in aesthetics beauty services are hair implant services, whereby, the revenue recognised are based on profit sharing basis as agreed with another counterparty.

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3. Material Accounting Policy Information (Cont’d)

Principal versus agent

When another party is involved in providing services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Group is a principal) or to arrange for those services to be provided by the other party (i.e. the Group is an agent).

The Group is classified as a principal when it controls the specified service before it is transferred to the customer. This control implies that the Group is responsible for fulfilling the service and bears the associated risks and rewards. Conversely, the Group is an agent if its obligation is to arrange for the service to be provided by another party without controlling it before transfer. In this case, the Group recognises revenue as a fee or commission for facilitating the service.

For hair implant services, the Group exercises control over the delivery of the service before it reaches the customer. Consequently, the Group is deemed a principal for these services and recognises revenue based on the total amount charged to the customer.

Revenue is recognised at a point in time when the services have been rendered to the customers and coincide with the delivery of services and acceptance by customers.

(c)	Consultation fee

Consultation fee is the charge imposed by a doctor for providing medical advice, diagnosis, and treatment recommendations during a visit. This fee covers the time and expertise of the healthcare professional and may vary based on the complexity of the case and the doctor’s experience.

Revenue is recognised at a point in time when the services have been rendered to the customers and coincide with the delivery of services and acceptance by customers.

(d)	Sale of medicine and healthcare product

The sale of medicine and healthcare products involves distributing pharmaceuticals and wellness items to improve health, with strict regulations to ensure safety and effectiveness.

Revenue is recognised when the transfer of significant risk and rewards of ownership of the goods to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably.

Leases

Lessee accounting

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. Right-of-use assets are initially measured at cost less any accumulated amortisation and accumulated impairment losses, and adjusted for any remeasurement of the lease liabilities. Amortisation is computed on the straight-line basis over the lease period.

The lease liabilities are initially measured at the present value of the lease payments that are paid at commencement date, discounted using the interest rate implicit in the lease contract. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Group recognises the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

8

3. Material Accounting Policy Information (Cont’d)

Property, plant and equipment

Property, plant and equipment are measured at cost less any accumulated depreciation and accumulated impairment losses.

Property, plant and equipment are depreciated on straight-line basis over the estimated useful lives of the assets, at the following annual rates:

Furniture and fittings	10% - 20%
Office equipment	10% - 20%
Medical equipment	20%
Computer equipment	10% - 20%
Renovation	10% - 20%
Laboratory	10%
Air conditioner	10% - 20%
Mobile device	10% - 20%
Laboratory equipment	10% - 20%
Plant and machinery	10%
Computer and ICT	10% - 20%
Signboard	20%
Motor vehicles	20%

Inventories

Inventories are stated at lower of cost or net realisable value. Cost of inventories comprises the original cost of purchase plus incidental costs incurred in bringing the inventories to their present location, and accounted for on a first-in, first-out basis.

Financial instruments

Financial assets and financial liabilities are recognised in the Group’s statements of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

9

3. Material Accounting Policy Information (Cont’d)

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortised cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

Despite the foregoing, the Group may make the following irrevocable election/designation at initial recognition of a financial asset:

●	the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and

●	the Group may irrevocably designate a debt instrument that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (ii) below).

(i)	Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset.

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3. Material Accounting Policy Information (Cont’d)

For purchased or originated credit-impaired financial assets, the Group recognises interest income by applying the credit-adjusted effective interest rate to the amortised cost of the financial asset from initial recognition. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit-impaired.

(ii)	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically:

●	Investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.

●	Financial assets that do not meet the amortised cost criteria or the FVTOCI criteria are classified as at FVTPL. In addition, debt instruments that meet either the amortised cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called “accounting mismatch”) that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases. The Group has designated investment in quoted unit trust and other investment as at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss from other financial assets are recognised in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other operating income” or “other operating expenses” line item.

(iii)	Financial assets at FVTOCI

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI on an investment-by-investment basis. Financial assets categorized as FCVOCI are subsequently measured at fair value, with unrealized gains and losses recognized directly in OCI and accumulated under fair value reserve in equity. The Group has designated investment in quoted shares as at FVTOCI.

Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest method.

Financial liabilities measured subsequently at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

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3. Material Accounting Policy Information (Cont’d)

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on trade receivables, other receivables and deposits, amount owing due associates as well as cash and bank balances. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group recognises lifetime ECL for trade receivables. The Group considers past loss experience, timing of billing and observable data such as current changes and future forecasts in economic conditions to estimate the amount of expected impairment loss. The methodology and assumptions including any forecasts of future economic conditions are reviewed regularly.

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Reversal of impairment loss to profit or loss, if any, is restricted to not exceeding what the amortised cost would have been had the impairment not been recognised previously.

Significant increase in credit risk

In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Group compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Group consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information such as financial evaluation of the creditworthiness of the debtors, ageing of receivables, defaults and past due amounts, past experience with the debtors, current conditions and reasonable forecast of future economic conditions.

The Group presume that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 365 days past due, unless the Group have reasonable and supportable information that demonstrates otherwise.

Probability of default

The Group consider the information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full, as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets are generally not recoverable.

The Group consider that default has occurred when a financial asset is more than 365 days past due unless the Group have reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

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3. Material Accounting Policy Information (Cont’d)

Write-off policy

The Group write off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, with case-by-case assessment performed based on indicators such as insolvency or demise. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss as bad debts recovered.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expect to receive, discounted at the original effective interest rate.

If the Group have measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determine at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measure the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which the simplified approach was used.

The Group recognise an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Segments reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and make overall strategic decisions. The Group’s operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

Intangible assets

The Group’s intangible assets comprise trademark, patent, and technical know-how related to Stem Cell Cultivation. These intangible assets were acquired and initially recognised at their respective purchase costs, in accordance with IFRS 38. The Group amortises the intangible assets over their estimated useful lives on a systematic basis, reflecting the pattern in which the economic benefits are expected to be consumed. The Group also assesses the intangible assets for impairment annually, or whenever there are indicators that the carrying amounts may not be recoverable.

Trademark

Trademark costs are capitalised as intangible assets when they meet the recognition criteria under IFRS 138. The trademark supports the branding and marketing of the Company’s stem cell products, contributing to future economic benefits through product recognition and market positioning. Management assesses the assets for impairment indicators annually or when events suggest the carrying amount may not be recoverable.

13

3. Material Accounting Policy Information (Cont’d)

Patent

Patent expenditures are recognised as intangible assets when it is demonstrable that the patent will generate probable future economic benefits, either through product protection, commercialisation, or licensing. The risk of impairment is considered in relation to changes in technology, regulatory environment, or market demand, with impairment reviews performed when such indicators arise.

Technical Know-How Stem Cell Cultivation

Technical know-how related to the stem cell cultivation process is capitalised when development expenditures meet the recognition requirements under MFRS 138, including technical feasibility and reliable measurement. The know-how provides economic benefits through improved production efficiency and proprietary processes. Due to the evolving nature of biotechnology, there is an inherent risk of impairment, which is assessed regularly based on commercial viability and continued relevance of the processes.

Statement of cash flow

The Group adopts the indirect method in the preparation of the statements of cash flow.

For the purpose of the statements of cash flows, cash and cash equivalents are cash and bank balances.

4. Critical accounting judgements and key sources of estimation uncertainty

Directors have used estimates and assumptions in measuring the reported amounts of assets and liabilities at the end of the reporting period and the reported amounts of expenses during the reporting period. Judgements and assumptions are applied in the measurement, and hence, the actual results may not coincide with the report amounts.

(a)	Critical judgements in applying the Group’s accounting policies

In the process of applying the Group’s accounting policies, the directors are of the opinion that there are no instances of application of judgements which are expected to have a significant effect on the amounts recognised in the financial statements.

(b)	Key sources of estimation uncertainty

Directors believe that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period, except for:

Useful lives of property, plant and equipment and amortisation of right-of-use (“ROU”) assets

The Group regularly reviews the estimated useful lives of property, plant and equipment and ROU assets based on factors such as business plan and strategies, expected level of usage and future technological developments. Future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned above. A reduction in the estimated useful lives of property, plant and equipment and ROU assets would increase the recorded depreciation or amortisation and decrease the value of property, plant and equipment and ROU assets. The carrying amount at the reporting date for property, plant and equipment and ROU asset are disclosed in Note 5 and 6 respectively.

Impairment of financial assets

The impairment provisions for trade receivables are based on assumptions about risk of default and expected loss rate. The Group uses judgement in making these assumptions and selecting inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

14

4. Critical accounting judgements and key sources of estimation uncertainty (Cont’d)

The Group uses a provision matrix to calculate expected credit losses for trade receivables. The provision rates are depending on the number of days that a trade receivable is past due. The Group uses the grouping according to the customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. At the end of each reporting period, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forward-looking estimates and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions over the expected lives of the financial assets. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

5. Property, plant and equipment

	Furniture and fittings	Office equipment	Medical equipment	Computer equipment	Renovation	Laboratory	Air conditioner	Mobile device	Laboratory equipment	Plant and machinery	Computer and ICT	Signboard	Motor vehicles	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
Cost
As at 1 April 2024	70,263	89,925	22,208	187,568	612,090	2,146,949	1,121	1,132	767,253	289,977	12,932	43,922	251,750	4,497,090
Additions	1,475	7,445	-	4,645	-	-	2,778	-	31,295	23,352	1,669	-	-	72,659
Exchange difference	10,338	13,232	3,268	27,598	90,062	315,897	165	166	104,886	42,667	1,903	6,462	37,042	653,686

As at 30 September 2024	82,076	110,602	25,476	219,811	702,152	2,462,846	4,064	1,298	903,434	355,996	16,504	50,384	288,792	5,223,435
As at 1 April 2025	76,963	102,866	23,694	208,656	653,039	2,290,580	3,779	1,207	854,569	335,399	16,771	46,860	268,592	4,882,975

Additions	-	-	-	4,702	-	-	553	-	8,306	2,666	-	-	-	16,227
Exchange difference	4,082	(62,856)	1,257	40,691	34,640	156,634	39,025	64	224,851	(193,451)	(2,242)	2,485	14,247	259,427

As at 30 September 2025	81,045	40,010	24,951	254,049	687,679	2,447,214	43,357	1,271	1,087,726	144,614	14,529	49,345	282,839	5,158,629

Accumulated depreciation
As at 1 April 2024	43,952	56,547	6,904	73,143	335,735	631,811	648	699	343,502	152,292	2,645	5,601	251,750	1,905,229
Charge for the financial period	3,902	4,365	2,489	10,111	32,921	120,311	99	36	53,735	16,863	761	4,929	-	250,522
Exchange difference	6,558	8,423	1,075	11,000	50,173	96,931	98	104	48,802	22,805	407	941	37,041	284,358

As at 30 September 2024	54,412	69,335	10,468	94,254	418,829	849,053	845	839	446,039	191,960	3,813	11,471	288,791	2,440,109
As at 1 April 2025	54,293	68,715	12,104	98,250	417,908	903,137	983	828	465,313	195,185	4,379	15,263	268,592	2,504,950
Charge for the financial period	3,221	1,063	2,310	12,134	30,022	117,567	2,099	42	64,811	6,656	861	4,817	-	245,603
Exchange difference	2,962	(40,137)	702	20,919	22,942	50,943	28,291	44	122,042	(84,931)	255	934	14,247	139,214

As at 30 September 2025	60,476	29,641	15,116	131,303	470,872	1,071,647	31,373	914	652,166	116,910	5,495	21,014	282,839	2,889,768

Carrying amount

As at 30 September 2025	20,569	10,369	9,834	122,746	216,807	1,375,567	11,985	357	435,560	27,704	9,034	28,329	-	2,268,861

As at 30 September 2024	27,664	41,267	15,008	125,557	283,323	1,613,793	3,219	459	457,395	164,036	12,691	38,913	1	2,783,326

Included in the property, plant and equipment of the Group in the previous financial period was motor vehicles under hire purchase with net book value of USD Nil. These motor vehicles had been charged to local licensed banks for hire purchase as disclosed in Note 18.

15

6. Right-of-use assets

Information about leases for which the Group is lessees are presented below:

Office premises
(Unaudited)
USD

Cost
As at 1 April 2024	1,396,730
Additions	393,556
Derecognition arising from lease termination	(287,750)
Exchange difference	160,005

As at 30 September 2024	1,662,541
As at 1 April 2025	2,151,802
Exchange difference	237,656

As at 30 September 2025	2,389,458

Accumulated amortisation
As at 1 April 2024	916,607
Charge for the financial year	232,510
Derecognition arising from lease termination	(287,750)
Exchange difference	95,807

As at 30 September 2024	957,174
As at 1 April 2025	1,211,647
Charge for the financial period	1,103,581
Exchange difference	(677,168)

As at 30 September 2025	1,638,060

Carrying amount

As at 30 September 2025	751,398

As at 30 September 2024	705,367

The Group leases office premises, some of which include options to extend or terminate the leases. Management has assessed these options on a lease-by-lease basis and has excluded extension periods and early termination clauses from the lease term where it is not reasonably certain that the respective options will be exercised. Accordingly, the related lease liabilities and right-of-use assets have been measured based on the lease term excluding such optional periods.

16

7. Intangible assets

	Trademark	Patent	Technical know-how of stem cells cultivation	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	USD	USD	USD	USD

Cost
As at 1 April 2024	7,443	969,547	211,484	1,188,474
Additions	-	-	-	-
Exchange difference	731	142,656	31,117	174,504

As at 30 September 2024	8,174	1,112,203	242,601	1,362,978

As at 1 April 2025	7,941	1,034,410	225,632	1,267,983
Additions		760,743		760,743
Exchange difference	421	(705,875)	11,968	(693,486)

As at 30 September 2025	8,362	1,089,278	237,600	1,335,240

Accumulated amortisation
As at 1 April 2024	7,221	131,966	211,484	350,671
Charge for the financial period	18	24,650	-	24,668
Exchange difference	699	19,997	31,117	51,813

As at 30 September 2024	7,938	176,613	242,601	427,152

As at 1 April 2025	7,738	306,300	225,632	539,670
Charge for the financial period				-
Exchange difference	428	103,389	11,968	115,785

As at 30 September 2025	8,166	409,689	237,600	655,455

Carrying amount

As at 30 September 2025	196	679,589	-	679,785

As at 30 September 2024	236	935,590	-	935,826

The amortisation of the intangible assets of the Group is included in “other operating expenses” in the consolidated statements of profit or loss and other comprehensive income of the Group and the amortisation rate used is on a straight line basis based on the estimated useful lives of the intangible assets, at the following rates:

Trademark	10.00 years
Patent	6.25 years
Technical know-how of stem cells cultivation	5.00 years

17

8. Other investments

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Unquoted shares, at cost
At cost	-	2,722
Less: Accumulated Impairment Loss	-	(2,702)
Exchange Differences	-	(20)

	-	-
Quoted shares,
At cost, reclassification from investment in associates (Note 9)	1,492,916	-
Add: Fair Value Through Other Comprehensive Income	4,789,639	-
Exchange Differences	308,153	-

	6,590,708	-

As at 30 September	6,590,708	-

Investment in quoted shares of the Group is measured at fair value through other comprehensive income (FVTOCI). Investment in unquoted shares of the Group is measured at fair value through profit or loss (FVTPL).

18

9. Investment in associates

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Unquoted shares - at cost
As at 1 April	1,493,850	1,721,098
Reclassification to other investment (Note 8)	(1,492,916)	-

As at 30 September	934	1,721,098

Less: Accumulated impairment loss
As at 1 April	(257)	(270)
Addition during the financial period	-	-

As at 30 September	(257)	(270)

	677	1,720,828

Share of post-acquisition reserve
As at 1 April	13,911	7,327
Share of profit during the financial period	19,418	33,456

As at 30 September	33,329	40,783

	1,516,162	1,761,611
Exchange differences	(10,276)	959

	23,730	1,762,570

The details of associates are as follows:

	Place of	Effective equity interest
Name of Company	incorporation	2025	2024	Principal activities
		%	%
Vax Biotech Sdn. Bhd. (“Vax Biotech”)	Malaysia	30%	30%	Manufacture of medicaments

Alps Globemedics Sdn. Bhd. (“Alps Globemedics”)	Malaysia	30%	30%	Marketing of health and beauty product and services

Cilo Cybin Holdings Limited (“Cilo Cybin”)	South Africa	9,98%	40.5%	Investment in biotech, biohacking and pharmaceutical businesses

During the financial period, Cilo Cybin completed its acquisition of Cilo Cybin Pharmaceutical, which resulted in the enlargement of Cilo Cybin’s issued share capital post-acquisition, thereby reducing Alps Group’s shareholding to approximately 9.98% of the total issued capital of the combined post-acquisition entity. The investment in Cilo Cybin was reclassified from investment in associates to other investment.

19

9. Investment in associates (Cont’d)

Investment in Vax Biotech

Summarised financial information of Vax Biotech is set out below. The summarised financial information represents the amount in the financial statements of the associate and not the Group’s share of those amounts.

Vax Biotech Sdn Bhd	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Statement of financial position
Current assets, representing total assets	1,103	313

Current liabilities, representing total liabilities	(6,330)	(3,856)

Net liabilities of the associate	(5,227)	(3,543)

Statement of comprehensive income
Expenses for the financial period	(417)	(1,155)

Loss for the financial period	(417)	(1,155)

Share of loss of the associate	-	-

Reconciliation of the above summarised financial information to the carrying amount of the interest in associate recognised in the consolidated financial statements:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Proportion of net liabilities of the associate	(1,568)	(1,063)

Carrying amount of the Group’s interest in associate	(1,568)	(1,063)

Investment in Alps Globemedics

Summarised financial information of Alps Globemedics is set out below. The summarised financial information represents the amount in the financial statements of the associate and not the Group’s share of those amounts.

Alps Globemedic Sdn Bhd	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Statement of financial position
Non-current assets	3,432	4,084
Current assets	185,609	62,004

Total assets	189,041	66,088

Non-current liabilities	-	(871)
Current liabilities	(109,977)	(16,931)

Total liabilities	(109,977)	(17,802)

Net assets of the associate	79,064	48,286

Statement of comprehensive income
Revenue for the financial year	201,105	142,809

Profit after taxation for the financial period	52,901	34,026

Share of profit of the associate	15,870	13,199

Reconciliation of the above summarised financial information to the carrying amount of the interest in associate recognised in the consolidated financial statements:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Proportion of net assets of the associate	22,934	14,486

Carrying amount of the Group’s interest in associate	22,934	14,486

20

10. Inventories

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

At cost:
Trading
Beauty and healthcare product	244,539	346,634
Consumables
Beauty and healthcare product	271,441	206,614

Work-in-progress
Stem cells	34,297	-

	550,277	553,248

The cost of inventories recognised by the Group as an expense during the financial year is USD568,620 (2024: USD252,992).

11. Trade receivables

The credit period granted to customers ranges from 30 to 60 days (2024: 30 to 60 days).

The Group applies a simplified approach in calculating loss allowances for trade receivable at an amount equal to lifetime ECL.

The Group does not hold any collateral or other credit enhancements over trade receivable balances.

The aged analysis of trade receivables at the end of the reporting period:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Neither past due nor impair	107,815	41,067

Past due but not impair:
1 to 30 days	53,595	21,818
31 to 60 days	100,649	86,960
More than 60 days	310,716	191,511

	572,775	341,356

Receivables that are neither past due nor impaired

Trade receivables that are neither past due nor impaired are creditworthy receivables with good payment records with the Group.

Receivables that are past due but not impaired

Trade receivables that were past due but not impaired relate to customers that have a good track record with the Group. Based on past experience and no adverse information to date, the directors of the Group are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in the credit quality and the balances are still considered recoverable.

21

12. Other receivables, deposits and prepayments

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Other receivables	225,357	54,662
Deposits	234,645	235,735
Prepayments	3,323	18,911

	463,325	309,308

13. Related party transactions

(a)	Identify related parties

For the purposes of the consolidated financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or other entities.

Related parties also include key management personnel. Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The key management personnel of the Group include directors of the Group.

(b)	Significant related party transactions and balances

Amount due from associates represent non-trade balances which are unsecured, interest free and receivable on demand.

Amount due to associates represent non-trade balances which are unsecured, interest free and repayable on demand.

Amount due to directors represent non-trade advances, interest free and repayable on demand.

Related party transactions have been entered in the normal course of business under negotiated terms. In addition to the related party balances disclosed elsewhere in the consolidated financial statements, the related party transactions of the Group are as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Associates:
Alps Globemedics
Agent commission	39,392	142,809
Management fee income	6,948	7,111

(c)	Compensation of key management personnel

The remuneration of key management personnel during the financial year are as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Fee	22,137	50,201
Salaries and other emoluments	110,018	80,690
Defined contribution plans	10,599	10,625

	142,754	141,516

22

14. Share capital

	Number of ordinary shares		Amount
	2025	2024	2025	2024
	Units	Units	USD	USD

Issued and fully paid:
Ordinary shares
As at 1 April/30 September	58,041,998	58,041,998	13,531,607	13,531,607

15. Merger reserves/(deficit)

The merger reserves/(deficit) represent the difference between the carrying value of the investment in subsidiaries and the share capital of the Company’s subsidiaries upon consolidation under the merger accounting principle.

16. Fair value through other comprehensive income (FVTOCI)

The fair value reserve is used to record unrealized exchange gain or loss arising from the changes in fair value of quoted equity investments not held for trading purpose.

17. Foreign translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements from functional currency to presentation currency.

18. Hire purchase liabilities

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Total outstanding	-	3,139.00
Less: Interest-in-suspense	-	(41.00)

Principal outstanding	-	3,098.00
Less: Amount due within 12 months (shown under current liabilities)	-	(3,098.00)

In the previous financial year, the interest rates implicit in these hire-purchase obligations at 4.55% per annum. The hire purchase payables were secured by a charge over the property, plant and equipment under hire-purchase as disclosed in Note 5.

23

19. Lease liabilities

The maturity analysis of the lease liabilities are as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Minimum lease payments:
Less than one year	263,028	147,961
Later than one year but not later than five years	563,986	677,714

Total minimum lease payments	827,014	825,675
Less: Unearned interest	(47,783)	(17,229)

Present value of lease liabilities	779,231	808,446

The lease liabilities component is analysed as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Current	445,627	145,435
Non-current	333,604	663,011

	779,231	808,446

The Group does not face a significant liquidity risk with regard to its lease liabilities.

The lease liabilities comprise of office premises. The Group applied the incremental borrowing rate to the lease liabilities of 6.65% (2024: 6.65%) per annum.

20. Deferred tax liabilities

The movements in deferred tax during the financial year are as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

As at 1 April	21,561.00	7,797.00
Expense/(credited) to profit or loss:
Property, plant and equipment (Note 26)	1,621.00	(7,414.00)
Exchange differences	1,185.00	(383.00)

As at 30 September	24,367.00	-

The deferred tax in the financial statements is in respect of tax effects arising from deductible temporary differences on property, plant, and equipment.

24

21. Trade payables

The normal credit terms granted to the Group ranges from 30 to 120 days (2024: 30 to 120 days).

22. Other payables and accruals

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Other payables	1,226,589	892,292
Accruals	209,724	151,710
Deposit received	15,909	32,721

	1,452,222	1,076,723

23. Revenue

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Cellular therapy	94,574	278,242
Medical testing, laboratory and aesthetics beauty services	1,715,785	1,322,844
Consultation fee	17,140	219,496
Sale of medicine and healthcare product	365,398	1,988
Management fees	6,948	7,111

	2,199,845	1,829,681

Timing of revenue recognition:
At a point in time	2,199,845	1,829,681

24. Finance costs

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Interest expenses on:
Hire purchase liabilities	-	1,022
Lease liabilities	28,623	16,119

	28,623	17,141

25

25. Loss before tax

Loss before tax for the financial year is arrived at after charging/(crediting):

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Auditors’remuneration	206,668	224,446
Amortisation of intangible assets	84,965	24,668
Amortisation of right-of-use assets	232,616	232,510
Depreciation of property, plant and equipment	245,603	250,522
Expenses relating to short-term leases	1,391	2,595
Staff costs:
Salaries, wages and allowances	343,148	574,278
Employees Provident Fund	37,564	63,963
Other employees’ benefit	8,882	7,068

	389,594	645,309

Included in staff costs of the Group is directors’ remuneration of USD142,754 (2024: USD141,516) as further disclosed in Note 13.

26. Income tax expense

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Estimated tax payable:
Current financial year	67,519	53,471

Deferred tax (Note 20):
Current financial year	1,621	-

	69,140	53,471

A reconciliation of income tax credit applicable to loss before tax at the applicable statutory income tax rate to income tax expense at the effective income tax rate of the Group is as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Loss before tax	(1,271,674.00)	(1,208,560.00)
Less: Share of result of associates	(19,418.00)	(33,456.00)
	(1,291,092.00)	(1,242,016.00)

Taxation at statutory rate of 24% (2024: 24%)	(309,862.00)	(298,084.00)
Tax effects of:
Non-taxable income	-	-
Expenses not deductible	389,391.00	72,448.00
Utilisation of deferred tax assets previously not recognised	(10,389.00)	-
Deferred tax assets not recognised	-	279,107.00

	69,140.00	53,471.00

26

26. Income tax expense (Cont’d)

At the end of the reporting period, the estimated amount of deductible temporary differences, unabsorbed capital allowances and unutilised tax losses of the Group, for which the deferred tax assets have not been recognised in the financial statements due to uncertainty of their realisation, is as follows:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Temporary differences arising from:
Property, plant and equipment	(915,782)	(866,021)
Right-of-use assets and lease liabilities	11,878	(103,079)
Unabsorbed capital allowances	844,381	1,039,779
Unutilised tax losses	5,388,164	3,358,101

	5,328,641	3,428,780

At the end of the reporting period, the Group has deductible temporary differences, unabsorbed capital allowances and unutilised tax losses that are available for offsetting against future taxable profits, subject to the agreement with the tax authorities.

Expiry date of the unutilised tax losses is summarised below:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Year of assessment:
2028	-	244,409
2029	21,403	242,553
2030	533,347	627,700
2031	1,025,589	1,081,341
2032	567,525	624,897
2033	487,881	537,201
2034	2,752,419	0

	5,388,164	3,358,101

27. Loss per ordinary share

Basic and diluted loss per ordinary share attributable to owner of the Company are computed by dividing the loss for the financial year attributable to owners of the Company by the weighted average number of ordinary shares in issue during the financial year.

Basis loss per ordinary share

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Loss attributable to owners of the Company (USD)	(1,298,273)	(1,170,942)

Weighted average number of ordinary shares (units)	58,041,995	58,041,995

Basic and diluted loss per ordinary share (USD)	(0.02)	(0.02)

Diluted loss per ordinary share

There were no dilutive potential equity instruments in issue as at financial year ended that have dilutive effect to the loss per ordinary share.

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28. Operating segments

The Group is organised into business units based on its products and services, and has three reportable operating segments as follow:

Medical and Wellness	Non-surgical aesthetic services, surgical aesthetic services, medical consultation, health screenings, cellular therapy and research and COVID-19 testing
Life Science	Whole genome sequencing and pharmacogenomics
Others	Investment holding and provision for management services

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which, in certain respects as explained in the table below, is measured differently from operating profit or loss in the consolidated statement of profit or loss and other comprehensive income. Group financing (including finance costs) and income taxes are managed on a group basis and are not allocated to operating segments

The following is an analysis of the Group’s revenue and results by the operating segments.

	Medical and Wellness	Life Science	Others	Eliminations	Consolidated
	USD	USD	USD	USD	USD

The Group
1.4.2025 to 30.9.2025
Revenue
External sales	2,041,899	9,041	148,905		2,199,845
Inter-segment sales	107,905	355,206	41,691	(504,802)	-

Total revenue	2,149,804	364,247	190,596	(504,802)	2,199,845

Result
Loss from operations	(50,646)	(509,215)	(679,546)	(3,644)	(1,243,051)
Finance costs	(14,208)	(12,294)	(5,765)	3,644	(28,623)

Profit/(Loss) before tax	(64,854)	(521,509)	(685,311)	-	(1,271,674)
Income tax expense	(67,519)	-	-	(1,621)	(69,140)

Loss for the financial year	(132,373)	(521,509)	(685,311)	-	(1,340,814)

Segment assets	2,622,443	3,905,767	14,273,898	(8,216,698)	12,585,410
Segment liabilities	3,732,701	8,079,589	6,445,288	(8,036,502)	10,221,076

Other information
Amortisation of intangible assets	-	-	163,093	-	163,093

Amortisation of right-of-use assets	199,618	121,530	178,996	-	500,144

Additional of property, plant and equipment	35,675	41,989	6,108	-	83,772

Depreciation of property, plant and equipment	58,580	386,024	20,683	-	465,287

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28. Operating segments (Cont’d)

	Medical and Wellness	Life Science	Others	Eliminations	Consolidated
	USD	USD	USD	USD	USD

The Group
1.4.2024 to 30.9.2024
Revenue
External sales	1,822,108	462	7,111	-	1,829,681
Inter-segment sales	139,011	203,251	42,664	(384,926)	-

Total revenue	1,961,119	203,713	49,775	(384,926)	1,829,681

Result
Profit/(Loss) from operations	333,709	(656,631)	(868,497)	-	(1,191,419)
Finance costs	(13,781)	(3,360)	-	-	(17,141)

Profit/(Loss) before tax	319,928	(659,991)	(868,497)	-	(1,208,560)
Income tax expense	(12,207)	(41,264)	-	-	(53,471)

Loss for the financial year	307,721	(701,255)	(868,497)	-	(1,262,031)

Segment assets	2,906,779	3,261,435	10,113,596	(8,196,713)	8,085,097
Segment liabilities	3,537,863	6,582,980	5,610,567	(7,973,622)	7,757,788

Other information
Amortisation of intangible assets	18	-	24,650	-	24,668

Amortisation of right-of-use assets	81,837	64,474	86,199	-	232,510

Additional of property, plant and equipment	34,127	34,516	4,016	-	72,659

Depreciation of property, plant and equipment	33,371	207,215	9,936	-	250,522

Geographical segments

The Group’s revenue from contracts with customers were generated within Malaysia.

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29. Financial instrument

The following table analyses the financial assets and liabilities in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Financial assets
At amortised cost
Trade receivables	572,775	341,356
Other receivables and deposits	463,325	309,308
Amount due from associates	111	-
Cash and bank balances	408,607	525,204

	1,444,818	1,175,868

Financial risk management objectives and policies

The Group is exposed to financial risk arising from its operations and the use of financial instruments. The key financial risks include credit risk and liquidity risk.

The following sections provide details regarding the Group’s exposure to the above-mentioned financial risks and the objectives, policies and processes for the management of those risks.

(i)	Credit risk

Credit risk is the risk of a financial loss to the Group that may arise if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group’s exposure to credit risk mainly from trade receivables, other receivables and refundable deposits and amount due from associates.

The management has in place a credit procedure to monitor and minimises the exposure of default. Receivables are monitored on a regular and an ongoing basis. Credit evaluations are performed on all customers requiring credit over certain amount.

For cash and cash equivalents, the Group minimises credit risk by dealing exclusively with high credit rating counterparties.

The Group provides advances to associates. The Group monitors the results of the associates regularly.

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29. Financial instrument (Cont’d)

Exposure to credit risk

The carrying amount of the financial assets recorded on the consolidated statement of financial position at the end of the reporting period represents the Group’s maximum exposure to credit risk in relation to financial assets. No financial assets carry a significant exposure to credit risk.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group encounters difficulty in meeting its obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from trade payables, other payables and accruals, amounts due to directors, hire purchase liabilities and lease liabilities.

The Group’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Analysis of financial instruments by remaining contractual maturities

The table below summarises the maturity profile of the Group’s financial liabilities at the end of the reporting period based on undiscounted contractual payments:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Financial liabilities
At amortised cost
Trade payables	415,995	470,553
Other payables and accruals	1,436,313	1,044,002
Amount due to directors	7,090,060	5,201,137
Hire purchase liabilities	-	3,098
Lease liabilities	779,231	808,446

	9,721,599	7,527,236

Fair values of financial instruments

The carrying amounts of short-term receivables and payables and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

The fair value of hire purchase liabilities and lease liabilities are determined by discounting the relevant cash flows using current interest rates for similar instruments as at the end of the financial reporting period.

30.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of its business and operating requirements.

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31. List of subsidiaries are as follows:

	Date of	Place of	Effective interest
Name of Company	acquisition	incorporation	2025	2024	Principal activities
			%	%
Alps Global Holding Berhad	June 11, 2024	Malaysia	100	100	Investment holding company

Held through Alps Global Holding Berhad:

Alps Biotech Sdn. Bhd.	May 9, 2019	Malaysia	95	95	Investment advisory services, leasing of intellectual property and research and development on medical sciences

Alpscap Berhad	April 11, 2018	Malaysia	51	51	Investment holding

Alps Wellness Centre Sdn. Bhd.	March 31, 2021	Malaysia	100	100	Business of health screening, beauty aesthetics and to act as wellness centre

Celestialab Sdn. Bhd.	February 7, 2018	Malaysia	100	100	Medical research, cultivating and manufacturing stem cells

Celebre Pro Medic Sdn. Bhd.	July 15, 2020	Malaysia	100	100	Business of beauty, healthcare consultancy and therapist

Mont Life (M) Sdn. Bhd.	July 6, 2020	Malaysia	100	100	Provision of consultancy services in relation to healthcare, beauty and aesthetics specialties

Mygenome Sdn. Bhd.	November 27, 2018	Malaysia	99	99	Research and development on biotechnology, provide medical testing and laboratory services, and manufacture and sales of medical medicaments

TMC Global Holdings Sdn. Bhd.	July 15, 2020	Malaysia	100	100	Beauty and health care consultants

Alps Insurance PCC INC	April 10, 2024	Labuan	51	51	Licensed Labuan insurance captive

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